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As filed with the Securities and Exchange Commission on April 21, 2004
File No. 70-10217
United States Securities and Exchange Commission Washington, D.C. 20549 ________________________________________
AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ________________________________________

Pepco Holdings, Inc.
701 Ninth Street
10th Floor, Suite 1300
Washington, DC 20068

Conectiv
Atlantic City Electric Company
800 King Street
Wilmington, DE 19899

(Names of companies filing this statement
and addresses of principal executive offices)

Pepco Holdings, Inc. (Name of top registered holding company)

Anthony J. Kamerick Vice President and Treasurer Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068
(Name and address of agent for service)
The Commission is also requested to send copies of any communication in connection with this matter to:
Christie Day Cannon Associate General Counsel Pepco Holdings, Inc. 800 King Street Wilmington, DE 19801 Telephone: (302) 429-3826	William C. Weeden Skadden, Arps, Slate, Meagher & Flom, LLP 1440 New York Avenue, NW Washington, DC 20005 Telephone: (202) 371-7000
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Item 6 is hereby amended as follows: Item 6. Exhibits and Financial Statements
(a) Exhibits:
Exhibit No.	Description of Document
A-1	Settlement Agreement By and Between Atlantic City Electric Company and the City of Vineland dated March 13, 2002. (filed herewith)
F-1	Opinion of Counsel. (filed herewith)
H-1	Proposed Form of Notice. (previously filed)

(b) Financial Statements:
Financial statements are not included since the authorizations requested herein would have no financial statement impact in and of themselves.
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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to the Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: April 21, 2004	Pepco Holdings, Inc. Conectiv Atlantic City Electric Company By: /s/ Donna J. Kinzel Donna J. Kinzel Assistant Treasurer
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